Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

The following press release was issued by Progress Energy, Inc. on May 11, 2011.

Progress Energy preparing for the future, CEO tells shareholders; board of directors declares quarterly dividend

RALEIGH, N.C. (May 11, 2011) — Progress Energy (NYSE: PGN) is serving its customers well, adapting to change and delivering solid returns for shareholders, Chairman, President and CEO Bill Johnson said today at the company’s annual meeting of shareholders in Raleigh.

Also today, the company’s board of directors declared a dividend on the company’s common stock. The quarterly dividend of 62 cents per share is payable Aug. 1, 2011, to shareholders of record as of July 11, 2011. This represents a total annual dividend of $2.48 per share.

Johnson updated shareholders on the company’s strategy for navigating economic and regulatory challenges while laying the groundwork for continued long-term success.

“We’re focused on excellence in operating our system, including improvements in the performance of our nuclear fleet,” Johnson said. “We continue to engage employees in making sustainable efficiency improvements. We are also preparing for the future in a responsible way with a diverse, balanced portfolio of investments.”

Progress Energy delivered on its financial commitments in 2010, during a time of major transition for the company and the industry. For the fifth year in a row, Progress Energy met its annual target for ongoing earnings per share.

“Investor confidence is particularly important when we’re having to raise so much capital to meet customer needs and government rules, as well as to replace aging infrastructure,” Johnson said.

Johnson also addressed the proposed merger between Progress Energy and Charlotte-based Duke Energy, announced in January.

“We are securing approvals for our merger with Duke Energy, and planning how to combine our two organizations most effectively in ways that benefit both our customers and shareholders,” Johnson said. “The merger is a strategic combination that will make us a stronger company, better able to manage the significant change and challenge in our industry.”

A special meeting will be held this summer for shareholders to vote on the proposed merger. Prior to the meeting, Progress Energy will deliver a detailed proxy statement to shareholders relating to the merger.

Meanwhile, the company remains focused on meeting its customers’ and shareholders’ expectations.

“We are keeping a strong, daily focus on the fundamentals of the business – safety, operational excellence and customer satisfaction,” Johnson said.

Directors elected

Shareholders re-elected the following 14 directors to serve one-year terms: John D. Baker of Jacksonville, Fla.; James E. Bostic Jr. of Atlanta; Harris E. DeLoach Jr. of Hartsville, S.C.; James B. Hyler Jr. of Raleigh, N.C., William D. Johnson of Raleigh, N.C.; Robert W. Jones of Bedford, N.Y.; W. Steven Jones of Chapel Hill, N.C.; Melquiades R. “Mel” Martinez of Orlando, Fla.; E. Marie McKee of Corning, N.Y.; John H. Mullin III of Brookneal, Va.; Charles W. Pryor Jr. of Lynchburg, Va.; Carlos A. Saladrigas of Miami; Theresa M. Stone of Boston; and Alfred C. Tollison Jr. of Marietta, Ga.

An audio webcast of the meeting is available at http://www.progress-energy.com/investor. The presentation consists of streaming audio and a downloadable slide presentation.

Progress Energy (NYSE: PGN), headquartered in Raleigh, N.C., is a Fortune 500 energy company with more than 22,000 megawatts of generation capacity and approximately $10 billion in annual revenues. Progress Energy includes two major electric utilities that serve about 3.1 million customers in the Carolinas and Florida. The company has earned the Edison Electric Institute’s Edison Award, the industry’s highest honor, in recognition of its operational excellence, and was the first utility to receive the prestigious J.D. Power and Associates Founder’s Award for customer service. The company is pursuing a balanced strategy for a secure energy future, which includes aggressive energy-efficiency programs, investments in renewable energy technologies and a state-of-the-art electricity system. Progress Energy celebrated a century of service in 2008. Visit the company’s website at www.progress-energy.com.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC).

These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger as well as in any amendments to that Registration Statement filed after that date. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy and on April 8, 2011 and April 25, 2011 Duke Energy filed with the SEC amendments to that Registration Statement. These materials are not yet final and may be further amended. Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

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